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                                                                   EXHIBIT(A)(7)

At Falcon Products:
Michael J. Dreller
Vice President--Finance and Chief Financial Officer
9387 Dielman Industrial Drive
St. Louis, Missouri 63132
(314) 991-9200

FOR IMMEDIATE RELEASE
THURSDAY, MAY 6, 1999

               FALCON PRODUCTS AGREES TO ACQUIRE SHELBY WILLIAMS

                  Transaction to produce meaningful synergies

ST. LOUIS, MISSOURI and CHICAGO, ILLINOIS, May 6, 1999--Falcon Products, Inc. (NYSE: FCP) (Falcon Products) and Shelby Williams Industries, Inc. (NYSE: SY) (Shelby Williams) announced today that they have entered into a definitive merger agreement pursuant to which Falcon Products will purchase, for cash, all of the outstanding common stock of Shelby Williams for $16.50 per share, or approximately $148 million.

Under the agreement, a subsidiary of Falcon Products will commence a tender offer to purchase all of Shelby Williams' approximately 8.8 million shares of common stock outstanding for cash of $16.50 per share. Following completion of the tender offer, the acquisition subsidiary will be merged into Shelby Williams and any remaining shares of Shelby Williams will be converted into the right to receive $16.50 per share.

The offer is conditioned on the tender of a majority of the outstanding shares of Shelby Williams common stock on a fully diluted basis, the expiration or termination of any applicable antitrust waiting period, and certain other customary conditions.

In connection with the transaction, Falcon Products has entered into stockholder agreements with Paul N. Steinfeld, Shelby Williams Chairman and Chief Executive Officer, and Manfred Steinfeld, former Shelby Williams Chairman and Chief Executive Officer and current board member. Under these agreements, the Steinfelds have agreed, as long as the merger agreement is in effect, to tender their shares in the Falcon Products' tender offer and have granted Falcon Products a proxy right to vote these shares.

This transaction will create the premier manufacturer of commercial furniture for the hospitality, food service, contract/office, healthcare and leisure industries. Following completion of the transaction, Falcon Products will have 14 manufacturing facilities around the world, over 3,900 employees, and annual revenues greater than $320 million. In addition, this transaction positions Falcon Products to be a leading consolidator in the highly fragmented commercial furniture manufacturing industry.

Shelby Williams' Chairman and Chief Executive Officer, Paul N. Steinfeld, will help manage the integration of the two companies through a consulting agreement into which he will enter in connection with the transaction. In addition, key members of Shelby Williams' senior management will enter into employment contracts with Falcon Products.

"I am delighted to announce this landmark transaction for Falcon Products," said Franklin A. Jacobs, Falcon Products' Chairman and Chief Executive Officer. "We look forward to welcoming the management and employees of Shelby Williams to the Falcon Products' organization and working together to achieve the meaningful synergies that we are confident can be realized in this combination."
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Paul N. Steinfeld, Shelby Williams' Chairman and Chief Executive Officer, and
Robert P. Coulter, President of Shelby Williams, expressed confidence that the merger of Shelby Williams and Falcon Products will be beneficial to all of the 1,700 Shelby Williams employees and that the combined entities will become an even more important resource for the entire worldwide contract furnishings market.

The transaction was unanimously approved by the boards of directors of both companies. Funding for the tender offer and completion of the transaction will be provided with financing commitments made by affiliates of Donaldson, Lufkin & Jenrette Securities Corporation.

Falcon Products was advised in this transaction by the investment bank of Donaldson, Lufkin & Jenrette and the law firm of Gallop, Johnson & Neuman, L.C. The investment bank of Lazard Freres & Co. LLC acted as financial advisor to Shelby Williams, and the law firm of D'Ancona & Pflaum LLC provided legal services.

Falcon Products and its subsidiaries design, manufacture and market furniture products for the hospitality and lodging, food service, and office furniture industries. Falcon Products, headquartered in St. Louis, Missouri, operates nine production facilities throughout the world--Belmont, Mississippi; City of Industry, California; Lewisville, Arkansas; Newport, Tennessee; Juarez, Mexico; Tijuana, Mexico; Mimon, Czech Republic; Shenzen, China; and Middelfart, Denmark--and has showrooms in Chicago, Illinois. Falcon Products has more than 2,200 employees worldwide and had revenues of $143.4 million in fiscal year 1998.

Shelby Williams is the nation's leading manufacturer of contract seating for the restaurant, lodging, healthcare, and university and college markets. Headquartered in Chicago, Illinois, Shelby Williams has more than 1,700 employees and had revenues of $165.9 million in fiscal year 1998.

                                     # # #

This release contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934 and involves known and unknown risks, uncertainties and other factors. Such uncertainties and risks include, among others: certain risks associated with the closing and integration of acquisitions; competition; government regulation; and general economic and business conditions. Actual events, circumstances, effects and results may be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. Consequently, the forward-looking statements contained herein should not be regarded as representations by Falcon Products, Shelby Williams or any other person that the projected outcomes can or will be achieved, including statements about future business operations. Such forward-looking statements involve risks and uncertainties inherent in business forecasts. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially are included in both Falcon Products' and Shelby Williams' periodic reports filed with the Securities and Exchange Commission.

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